UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): October 27, 2016

LogMeIn, Inc.

(Exact Name of Registrant as Specified in Charter)

Delaware	001-34391	20-1515952
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(IRS Employer Identification No.)

320 Summer Street
Boston, Massachusetts		02210
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code: (781)-638-9050

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02.	Results of Operations and Financial Condition

On October 27, 2016, LogMeIn, Inc. (the “Company”) announced its financial results for the third quarter of 2016. The full text of the press release issued in connection with the announcement is furnished as Exhibit 99.1 to this Current Report on Form 8-K.

The information in this Current Report on Form 8-K (including Exhibit 99.1) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such a filing.

Item 7.01	Regulation FD Disclosure

On October 27, 2016, the Company also announced that its Board of Directors has declared a second special cash dividend of $0.50 per share of common stock. The special dividend is expected to be paid on November 22, 2016 to shareholders of record as of November 7, 2016. As contemplated by the definitive merger agreement with Citrix, the Company currently expects to declare a third dividend of $0.50 per share of common stock subject to the consummation of the transaction, on or about the date of such consummation.

Item 8.01.	Other Events

For purposes of Item 8.01 of this Form 8-K, a copy of the press release is filed herewith as Exhibit 99.1 and incorporated by reference herein (but in each case excluding the disclosure relating to the Company’s third quarter 2016 financial performance, which is furnished pursuant to Item 2.02. above).

Item 9.01.	Financial Statements and Exhibits

(d) Exhibits

The following exhibit relating to Item 2.02 shall be deemed to be furnished, and not filed:

99.1	Press release entitled “LogMeIn Announces Third Quarter 2016 Results,” issued by the Company on October 27, 2016.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

LOGMEIN, INC.

Date: October 27, 2016	By:	/s/ Michael J. Donahue
Michael J. Donahue
SVP, General Counsel & Secretary

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release entitled “LogMeIn Announces Third Quarter 2016 Results,” issued by the Company on October 27, 2016.